Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 46 to the Registration Statement No. 811-03361 on Form N-1A of Fidelity Massachusetts Municipal Trust, of our report dated March 14, 2006 appearing in the Annual Report to Shareholders of Fidelity Massachusetts Municipal Income Fund, Fidelity Massachusetts AMT Tax-Free Money Market Fund, and Fidelity Massachusetts Municipal Money Market Fund for the year ended January 31, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
March 28, 2006